Exhibit 99.3

HUT 8 MINING CORP.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2021

HUT 8 MINING CORP.

Management’s Discussion and Analysis Q2-2021

(In Canadian Dollars)

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is dated August 11, 2021, and should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2021, the audited consolidated financial statements for the year ended December 31, 2020, the annual MD&A for the year ended December 31, 2020, and the annual information form (“AIF”) dated March 25, 2021 of Hut 8 Mining Corp. This information is available on our website at www.hut8mining.com, on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

The Company was incorporated under the laws of the Province of British Columbia on June 9, 2011. Its registered office is located at Suite 2400, 745 Thurlow Street, Vancouver, BC, Canada V6E 0C5, and the corporate headquarters are located at 24 Duncan St., Suite 500, Toronto, ON, Canada, M5V 2B8. The Company's financial year ends on December 31.

We are incorporated in British Columbia, Canada, and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

In this MD&A, unless the context otherwise requires, all references to “we”, “us”, “our”, “Hut 8”, and the “Company” refer to Hut 8 Mining Corp. and its subsidiaries; all references to "digital assets" refer to Bitcoin; and all references to “Management” refer to the directors and executive officers of the Company.

Unless otherwise noted, results are reported in Canadian dollars. The Company applies International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board and interpretations issued by the IFRS Interpretations Committee, and financial data provided in this MD&A has been prepared in accordance with IFRS, with the exception of certain non-IFRS financial measures identified as such in this MD&A (See “Non-IFRS Measures”). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results and percentage relationships in this MD&A, including trends that might appear, should not be taken as indicative of future results, operations or performance.

HUT 8 MINING CORP.

Management’s Discussion and Analysis Q2-2021

(In Canadian Dollars)

COMPANY

Hut 8 is a digital asset mining company with industrial-scale operations in Alberta, Canada. The Company is one of North America’s largest innovation-focused digital asset miners, supporting open and decentralized systems since 2018. Located in energy rich Alberta, Canada, Hut 8 holds more self-mined Bitcoin than any publicly traded company globally. Hut 8 is executing on its strategy of mining and holding Bitcoin, while building a diversified business and revenue strategy to grow and protect shareholder value, regardless of Bitcoin price action. The Company’s multi-pronged business strategy includes profitable digital asset mining, white-label high-performance compute hosting, as well as yield programs leveraging its Bitcoin held in reserve. Hut 8 was the first publicly traded miner on the TSX and the first Canadian miner to be listed on The Nasdaq Global Select Market. Hut 8’s team of business-building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing, with a focus on Environmental, Social and Governance (“ESG”) standards alignment. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

QUARTERLY HIGHLIGHTS

•	The months of June and July 2021, proved to be unique in the history of Bitcoin. With the ban on Bitcoin mining in China, global hashrate plummeted from approximately 180 exahash per second (“E/H”) to 68 E/H, before settling closer to approximately 100 E/H. While a challenging period for the Bitcoin ecosystem in many respects, this geopolitical event serves to reinforce Hut 8’s strategy of locating mining operations and pool participation, strictly in North America. Further, we were pleased to observe and participate in the ongoing robustness of the Bitcoin network ecosystem. The sharp decline in network hashrate resulted in block times growing significantly, from a target of 10 minutes, to slightly more than 16 minutes. Three consecutive network difficulty adjustments occurred, resulting in an aggregate decline in network difficulty of approximately 45% over the period, and serving to continually push block time back towards the 10-minute target. Independent of the downward adjustments in network difficulty, Hut 8 increased its average hashrate by 65% to approximately 1.12 E/H in the second quarter of 2021, versus 0.68 E/H in the prior year period.

•	The Company was successful in being the first Canadian digital asset miner to list its common shares on the Nasdaq stock exchange (“Nasdaq”), on June 15, 2021. Further, Hut 8 is the only TSX-listed miner to achieve listing on The Nasdaq Global Select Market, which has the highest initial financial and liquidity requirements of any Nasdaq market tier. Management views this as a critical achievement for the Company, gaining access to a substantially increased pool of investors, both for purposes of future capital raises and providing improved liquidity to current and future shareholders.

•	Following on strong performance in the first quarter of 2021, Hut 8 achieved record-level revenue in the quarter ended June 30, 2021, based on strong self-mining economics and operational up-time, as well as continued growth from hosting services. Total revenue for the quarter ended June 30, 2021, was $33.5 million, versus $9.2 million in the second quarter of 2020.

•	Revenue from digital asset mining grew to $31.4 million in the quarter ended June 30, 2021, versus $9.2 million in the quarter ended June 30, 2020, reflecting improvement in the price of Bitcoin combined with growth in average hashrate. Bitcoin price averaged approximately $57,200 in the second quarter of 2021, versus approximately $12,000 in the prior year period, a 377% increase.

•	We mined an average of approximately 6.1 Bitcoin per day during the second quarter of 2021, which reflects a modest impact from the downward Bitcoin network difficulty adjustments of 16.0% on May 30, 2021 and 5.3% on June 14, 2021. The additional downward network difficulty adjustments of 27.9% on July 2, 2021, and 4.8% on July 17, 2021, further enhance Hut 8’s percentage of global hashrate. All else being equal, we estimate that the Company’s self-mined Bitcoin has increased from 6.1 Bitcoin per day, to approximately 9.5 –10 Bitcoin per day.

HUT 8 MINING CORP.

Management’s Discussion and Analysis Q2-2021
(In Canadian Dollars)

•	Revenue from our hosting line of business was $2.2 million in the quarter ended June 30, 2021, versus $nil in the prior year period, reflecting the addition of a second hosting client, which was onboarded in late May 2021 and contributing approximately one month of hosting revenue during the quarter.

•	To best position the Company for continued execution of its growth strategy, on June 15, 2021, Hut 8 closed a public offering of equity securities (an “Offering”), pursuant to which the Company issued 23,000,000 common shares and 11,500,000 warrants to purchase common shares (the “Offered Warrants”), at a price of $5.00 per common share and associated Offered Warrant, for gross proceeds of $115,000,000. The Company also issued 144,000 broker warrants (the “Broker Warrants”). Each Offered Warrant and Broker Warrant will entitle the holder to purchase one common share at an exercise price of $6.25 per common share for a period of 24 months from the issuance date. The Company will continue to invest net proceeds from the Offering to support strategic growth initiatives, as discussed below, as well as for general corporate purposes.

•	Based upon the capital flexibility afforded by the Offering, Hut 8 executed on an opportunistic purchase of 11,090 MicroBT M30S, M30S+ and M31S miners, at a cost of approximately US$44 per Terahash (“T/H”). The miners are expected to be delivered starting in October 2021 and full deployment is anticipated to be complete by the end of December 2021. This purchase complements a smaller purchase of 863 M30S+ and M30S miners that were delivered and fully deployed in early August 2021. Of the total purchase price of US$49 million, US$23.8 million has been funded to date, with the balance due through the remainder of 2021. The anticipated production capacity increase with both purchases upon full deployment is expected to be 1.081 E/H, which alongside previously announced investments, is expected to bring Hut 8’s total installed capacity to approximately 2.5 E/H. The new fleet of miners is expected to make up the first operational fleet in the Company’s planned power facility being developed in partnership with Validus Power Corp. (“Validus)”.

•	The Company announced an equipment purchase in January 2021 of 5,400 units of Whatsminer M30S Bitcoin mining machines from MicroBT, adding 475 PH/s to its Bitcoin mining capacity following installation. All 5,400 machines have been received and we expect all will be installed and hashing by the end of August 2021. Concurrent with the purchase commitment, Hut 8 arranged an equipment financing loan from Foundry Digital LLC ("Foundry"), a wholly owned subsidiary of Digital Currency Group. The financing will cover 80% of the aggregate US$14.7 million purchase price. As of June 30, 2021, the Company had drawn US$5.5 million of the loan.

•	The Company announced a US$30 million purchase of high-performance NVIDIA chips in March 2021, the first shipment of which is scheduled to arrive fully assembled in August 2021, with the remaining units expected to be received and deployed by the end of September 2021. The addition of the NVIDIA GPUs is set to increase Hut 8's aggregate operating rate by approximately 1,600 Gigahash. Hut 8 will use the NVIDIA GPUs to mine the Ethereum network and expand its mining operations and expects to maintain the benefit of payouts in Bitcoin, via Luxor pool. Based on current mining economics this would equate to approximately an additional 2.0 – 3.0 Bitcoin per day, with modest power usage of approximately 3.5 – 4.0 MW. As of August 11, 2021, the entire purchase price has been funded.

•	To facilitate the effective build-out of the high-performance NVIDIA chips, the Company also entered into a US$10.5 million agreement to acquire new, enterprise-grade Dell server hardware, through Amulet Hotkey. This deal is significant for Hut 8 as it unlocks enterprise quality hardware, technical support and robust monitoring tools for the Company while it expands self-mining capabilities to include the Ethereum network. As of August 11, 2021, US$5.3 million of the purchase price has been funded.

HUT 8 MINING CORP.

Management’s Discussion and Analysis Q2-2021
(In Canadian Dollars)

•	On April 19, 2021, the Company entered into a power purchase agreement ("PPA") with Validus, which will enable Hut 8 to initially secure up to 100MW of new power from an industrial scale energy generation project on a physical off-take basis. The PPA includes a $25 million rate paydown investment (the first $15 million milestone payment was made in April 2021), which will result in a power rate of $0.0274/kWh subject to an annual adjustment mechanism. Further to the PPA signed with Validus, the Company agreed to a proposal with Validus for design and construction services with respect to the new power plant facility. This facility is currently expected to be operational late in the fourth quarter of 2021, later than initially planned, as a result of ongoing global supply constraints. Total equipment costs associated with the new power plant facility totaling $8.2 million have been paid as of August 11, 2021.

•	The Company continued to generate income from Bitcoin yield accounts established with Genesis Global Capital, LLC ("Genesis") and Galaxy Digital LLC (“Galaxy”). These tailored lending transactions have enabled Hut 8 to realize a 4% annual rate of return on 2,000 Bitcoin and to receive this interest income in US Dollars. We view this ability to earn fiat currency, without selling Bitcoin, as strategic to the Company's long-term growth, given the prospects for Bitcoin. For the quarter ended June 30, 2021, Hut 8 realized income of $1.3 million associated with the Genesis and Galaxy yield accounts. Hut 8 also has access to a US$20 million revolving credit facility with Galaxy.

•	Hut 8 and Bitfury BV announced on July 2, 2021, their mutual agreement to terminate the historical Investor Rights Agreement (“IRA”) between the two companies, effective July 2, 2021. Among other things, the termination of the IRA results in Bitfury giving up the right to a nominee on Hut 8’s Board. The termination of the IRA is viewed by Management as an important step in establishing a market-based, third-party relationship between Hut 8 and Bitfury.

•	Following the appointment of Ronnie Yu as Head of Power and Sustainability, Hut 8 made several preliminary steps in the implementation of its evolving ESG strategy. Principally, the second quarter of 2021 saw the Company implement a robust recycling program, to limit volumes of materials sent to landfill. The Company also furthered its commitment to Board diversity and achieved its objectives of a 30% female Board with the appointment of Alexia Hefti on May 17, 2021.

HUT 8 MINING CORP.

Management’s Discussion and Analysis Q2-2021
(In Canadian Dollars)

SELECTED QUARTERLY IFRS FINANCIAL INFORMATION

For the periods ended June 30	Three months ended		Six months ended
(CAD thousands, except per share amounts)	2021	2020	2021	2020
Revenue	$33,549	$9,230	$65,532	$21,970
Cost of revenue	(16,754)	(15,491)	(36,408)	(34,942)
Gross profit (loss)	16,795	(6,261)	29,124	(12,972)
Gross profit margin	50%	-68%	44%	-59%
General and administrative expenses	(8,672)	(1,386)	(15,336)	(1,534)
Gain on disposition of digital assets	-	689	182	1,603
Revaluation of digital assets	-	9,418	-	8,136
Operating income (loss)	8,123	2,460	13,970	(4,767)
Foreign exchange gain (loss)	(212)	1,073	(643)	(1,281)
Net finance income (expense)	639	(693)	987	(1,342)
Unrealized revaluation related to loan receivable classification change	(22,935)	-	-	-
Net income (loss) before tax	(14,385)	2,840	14,314	(7,390)
Deferred income tax recovery	(6,045)	-	780	-
Net income (loss)	$(20,430)	$2,840	$15,094	$(7,390)
Net income (loss) per share :
- basic	$(0.17)	$0.03	$0.13	$(0.08)
- diluted	(0.16)	0.03	0.12	(0.08)

FINANCIAL RESULTS

Three months ended June 30

•	Revenue for the quarter ended June 30, 2021 was $33.5 million compared to $9.2 million in the prior year quarter. The increase was primarily driven by the Company’s digital asset mining operations, where the Company mined 553 Bitcoin and generated $31.4 million of revenue, versus 795 Bitcoin mined and $9.2 million of revenue in the prior year period. The lower number of Bitcoin mined is primarily the result of the Bitcoin “halving” event, which occurred part way through the second quarter of 2020 and resulted in the block reward declining from 12.5 Bitcoin to 6.25 Bitcoin. Despite the volume impact of the Bitcoin halving event, overall digital asset mining revenue increased as a result of significant price appreciation of Bitcoin. The price appreciation resulted in average revenue per Bitcoin mined of $56,703 for the second quarter of 2021 compared to average revenue per Bitcoin mined of $11,610 in the second quarter of 2020. The Company’s hosting services contributed $2.2 million of revenue in the current quarter compared to $nil in the prior year’s quarter, reflecting the strategic decision to on-board two hosting customers.

•	Cost of revenue consists of site operating costs and depreciation. Site operating costs for the second quarter of 2021 were $13.8 million, compared to $8.5 million in the period year period. The average site operating costs of mining each Bitcoin for the second quarter of 2021 was approximately $24,900, compared to approximately $10,700 in the prior year period, with the increase primarily due to the May 2020 “halving” event. Site operating costs consist primarily of electricity costs as well as personnel, network monitoring and equipment repair and maintenance costs. The total costs increased due to Hut 8’s continued expansion, as well as due to elevated power pricing attributable to the unusually high temperatures in Alberta. Depreciation expense decreased to $3.0 million (2020 - $7.0 million), driven in large part by the extension of estimated useful life of infrastructure assets from 4 years to 10 years.

•	General and administrative expenses were $8.7 million in the second quarter of 2021, versus $1.4 million in the prior year period. Generally, the increase in costs is a function of various capital markets initiatives undertaken to improve the Company’s current and future access to capital and investors (including significant legal, accounting and filing-related fees associated with the Company’s listing on the Nasdaq) as well as payroll costs associated with a new and expanded senior management team. Other cost increases versus the prior year period include share-based payments, which increased from $0.1 million to $1.8 million, as a result of share-based awards as part of attracting talented new members of Management. Salary and benefits expense increased from $0.1 million to $0.7 million, driven by increased headcount and bonus accruals. Insurance expense increased from $0.2 million to $0.6 million, reflecting a combination of increased premiums driven by global insurance markets, combined with an expansion of director and officer liability insurance.

HUT 8 MINING CORP.

Management’s Discussion and Analysis Q2-2021
(In Canadian Dollars)

•	Net finance income was $0.6 million, versus an expense of $0.7 million in the prior year period, with the difference stemming from Bitcoin lending arrangements put in place in the first and second quarter of 2021, versus $0.7 million of interest expense from the Genesis loan, which was repaid in the first quarter of 2021.

•	Unrealized loss with respect to digital asset lending arrangements of $22.9 million stems from a change in classification of the underlying Bitcoin, such that the unrealized gain recorded in the first quarter of 2021, was reversed in the second quarter of 2021. Further changes in value of these Bitcoin will be accounted for in accordance with the Company’s accounting policy on digital assets.

Six months ended June 30

•	Revenue for the six months ended June 30, 2021 was $65.5 million compared to $22.0 million in the prior year period. The increase was primarily driven by the Company’s digital asset mining operations, where the Company mined 1,092 Bitcoin and generated $61.9 million of revenue, versus 1,911 Bitcoin mined and $22.0 million of revenue in the prior year period. The lower number of Bitcoin mined is primarily the result of the Bitcoin “halving” event which occurred part way through the second quarter of 2020. Despite the volume impact of the Bitcoin halving event, overall digital asset mining revenue increased as a result of significant price appreciation of Bitcoin, resulting in average revenue per Bitcoin mined of $56,697 for the six months ended June 30, 2021, compared to average revenue per Bitcoin mined of $11,496 for the six months ended June 30, 2020. The Company’s hosting services contributed $3.6 million of revenue in the current quarter compared to $nil in the prior year’s quarter, reflecting the strategic decision to on-board two hosting customers.

•	Cost of revenue consists of site operating costs and depreciation. Site operating costs for the six months ended June 30, 2021 were $27.6 million (2020 - $21.0 million), with the increase driven by Hut 8’s continued expansion and adding more miners to its Bitcoin mining fleet. Depreciation expense decreased to $8.8 million (2020 - $14.0 million), driven by reduced depreciation expense associated with fully depreciated miners, as well the extension of estimated useful life of infrastructure assets from 4 years to 10 years.

•	General and administrative expenses were $15.3 million in the six months ended June 30, 2021, versus $1.5 million in the prior year period. The largest driver of the cost increase was share-based payments, which increased from a $0.6 million recovery in the prior year period, owing to departure of Management personnel that resulted in forfeiture of share-based awards, to a $4.5 million expense in the six months ended June 30, 2021, as a result of share-based awards as part of attracting talented new members of Management. The Company also incurred costs associated with various capital markets initiatives undertaken to improve the Company’s current and future access to capital and investors (including significant legal, accounting and filing-related fees associated with the Company’s listing on the Nasdaq). Salary and benefits expense increased from $0.4 million to $2.5 million, driven by a non-recurring payroll liability tax expense, as well as headcount increases.

•	Net finance income was $1.0 million, versus an expense of $1.3 million in the prior year period, with the difference stemming from Bitcoin lending arrangements put in place in the first and second quarter of 2021, versus $1.3 million of interest expense from the Genesis loan, which was repaid in the first quarter of 2021.

HUT 8 MINING CORP.

Management’s Discussion and Analysis Q2-2021
(In Canadian Dollars)

SUMMARY OF UNAUDITED QUARTERLY INFORMATION

The table below highlights our quarterly results for the eight most recently completed quarters:

For the three months ended (CAD thousands, except per share amounts)	Jun 30, 2021 Q2	Mar 31, 2021 Q1	Dec 31, 2020 Q4	Sep 30, 2020 Q3	June 30, 2020 Q2	Mar 31, 2020 Q1	Dec 31, 2019 Q4	Sep 30, 2019 Q3
Revenue	$33,549	$31,983	$12,986	$5,755	$9,230	$12,740	$14,858	$26,750
Net income (loss)	(20,430)	35,524	27,330	(900)	2,840	(10,230)	(13,395)	(5,189)
Net income (loss) per share:
- Basic	$(0.17)	$0.31	$0.28	$(0.01)	$0.03	$(0.11)	$(0.17)	$(0.06)
- Diluted	$(0.16)	$0.28	$0.28	$(0.01)	$0.03	$(0.11)	$(0.17)	$(0.06)

Over the last eight completed quarters, the factors discussed below caused variations in revenues and net income on a quarterly basis:

•	In Q2-2021, the Company mined 553 Bitcoin at an average revenue per Bitcoin mined of $56,703, contributing to revenue generated. The revenue generated from the Company’s mining operations was the primary contributor to the variation in revenue and net loss. The Company also reclassified its Bitcoin subject to lending arrangements, previously treated as financial assets in Q1-2021, to intangible assets, resulting in a reversal of the $22.9 million unrealized gain recorded in Q1-2021, which has now been recognized in other comprehensive income. The tax impact of the reclassification was the reversal of $6.0 million to the deferred tax recovery previously recorded in Q1-2021. The Company also extended the useful life of its infrastructure assets from 4 to 10 years, resulting in a lower depreciation expense of $3.0 million, compared to Q1-2021 expense of $5.8 million.

•	In Q1-2021, the Company mined 539 Bitcoin at an average revenue per Bitcoin mined of $56,692, contributing to revenue generated. Due to the classification of Bitcoin subject to lending arrangements, a $22.9 million revaluation gain attributed to the Bitcoin was recorded in the income statement, impacting net income.

•	In Q4-2020, the Company mined 516 Bitcoin at an average revenue per Bitcoin mined of $22,730, contributing to revenue generated. The Company recorded a gain of $13.2 million as a reversal of prior-year impairment charges, and a deferred tax recovery of $15.0 million associated with the unrealized gain on the fair value of the Bitcoin, impacting net income.

•	In Q3-2020, the Company mined 372 Bitcoin at an average revenue per Bitcoin mined of $14,152, contributing to revenue generated. The revenue generated from the Company’s mining operations, and the $5.6 million revaluation gain of its Bitcoin at quarter-end, were the primary contributors to the variation in revenue and net loss.

•	In Q2-2020, the Company mined 795 Bitcoin at an average revenue per Bitcoin mined of $11,610, contributing to revenue generated. The revenue generated from the Company’s mining operations, and the $9.4 million revaluation gain of its Bitcoin at quarter end as the market started to recover from the initial impact of the COVID-19 pandemic, were the primary contributors to the variation in revenue and net income.

•	In Q1-2020, the Company mined 1,116 Bitcoin at an average revenue per Bitcoin mined of $11,416, contributing to revenue generated. The start of the COVID-19 global pandemic caused a significant drop in the market value of Bitcoin, which impacted the operations and revenue generation of the Company. The price of Bitcoin recovered towards the end of the quarter, which saw the Company recorded a $1.3 million loss on Bitcoin revaluation, impacting net loss.

HUT 8 MINING CORP.

Management’s Discussion and Analysis Q2-2021
(In Canadian Dollars)

•	In Q4-2019, the Company mined 1,431 Bitcoin at an average revenue per Bitcoin mined of $10,383, contributing to revenue generated. The revenue generated from the Company’s mining operations, and the $4.0 million revaluation loss of its Bitcoin at quarter end, were the primary contributors to the variation in revenue and net loss.

•	In Q3-2019, the Company mined 1,966 Bitcoin at an average revenue per Bitcoin mined of $13,606, contributing to revenue generated. The revenue generated from the Company’s mining operations, and the $10.0 million revaluation loss of its Bitcoin at quarter end, were the primary contributors to the variation in revenue and net loss.

NON-IFRS PERFORMANCE MEASURES

This MD&A makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore not necessarily comparable to similar measures presented by other companies. The Company uses non-IFRS measures including "Adjusted EBITDA" and “Mining Profit” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective.

The following tables reconcile non-IFRS measures used by the Company to analyze the operational performance of Hut 8, to their nearest IFRS measure and should be read in conjunction with the unaudited interim condensed consolidated statement of operations and comprehensive income (loss) and unaudited interim condensed consolidated statement of cash flows included in the unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2021.

Mining Profit

“Mining profit” represents gross profit (revenue less cost of revenue), excluding depreciation and revenue and site operating costs directly attributable to hosting services. Mining profit shows profitability of the Company’s core digital asset mining operation, without the impact of non-cash depreciation expense.

The following table reconciles Gross profit (loss) to our non-IFRS measure, Mining profit:

For the periods ended June 30	Three Months Ended		Six Months Ended
(CAD thousands)	2021	2020	2021	2020
Gross profit (loss)	$16,795	$(6,261)	$29,124	$(12,972)
Add (deduct):
Revenue from hosting	(2,193)	-	(3,618)	-
Site operating costs attributable to hosting	1,750	-	2,986	-
Depreciation and amortization	2,977	6,958	8,780	13,967
Mining profit	$19,329	$697	$37,272	$995

HUT 8 MINING CORP.

Management’s Discussion and Analysis Q2-2021
(In Canadian Dollars)

Adjusted EBITDA

“Adjusted EBITDA” represents EBITDA (net income or loss excluding net finance income or expense, income tax or recovery, depreciation, and amortization) adjusted to exclude non-cash share-based compensation, fair value gain or loss on revaluation of digital assets, non-recurring impairment charges or reversals of impairment, and costs associated with one-time or non-recurring transactions. Adjusted EBITDA is used to assess profitability without the impact of non-cash accounting policies, capital structure, taxation, and one-time or non-recurring transactions. This performance measure provides a consistent comparable metric for profitability of the Company across time periods

The following table reconciles net income (loss) to our non-IFRS measure, Adjusted EBITDA:

For the periods ended June 30	Three Months Ended		Six Months Ended
(CAD thousands)	2021	2020	2021	2020
Net income (loss)	$(20,430)	$2,840	$15,094	$(7,390)
Add (deduct):
Net finance costs	(639)	693	(987)	1,342
Depreciation and amortization	2,977	6,958	8,780	13,967
Share based payment	1,768	60	4,524	(648)
Revaluation of digital assets	-	(9,418)	-	(8,136)
Gain on used of digital assets	-	(689)	(182)	(1,603)
Foreign exchange	212	(1,073)	643	1,281
Unrealized revaluation related to loan receivable classification change	22,935	-	-	-
Share based payment taxes w itholding	-	-	1,246	-
Sales tax expense	1,018	152	1,801	323
One-time transaction costs	468	542	468	542
Deferred income tax recovery	6,046	-	(780)	-
Adjusted EBITDA	$14,356	$65	$30,608	$(322)

ESG-RELATED ACTIVITIES

In 2021, the Company launched a recycling program for wood, metal, cardboard, electronics, paper and particularly, Styrofoam, whereas in prior years all waste went directly to landfill. Styrofoam is one of the most difficult materials to recycle, can consume a significant percentage of some landfills and does not decompose quickly, which prompted Hut 8 to proactively engage with a specialty recycler to effectively recycle this material. The Company seeks to minimize the volume and percentage of waste sent to landfill, and expects to publish specific metrics in that respect, later in 2021.

Other environmentally focused initiatives include:

•	Reusable air filters, which will both reduce waste volume and reduce lifetime costs associated with air filters;

•	Low-emission LED lighting throughout all facilities in Medicine Hat and Drumheller, Alberta;

•	Electrification of our fleet of our site vehicles, specifically four UTVs and three skid steers, will be completed by the fourth quarter of 2021.

Further details, metrics and performance measurement with respect to Hut 8’s ESG strategy are expected to be announced later in 2021.

HUT 8 MINING CORP.

Management’s Discussion and Analysis Q2-2021
(In Canadian Dollars)

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2021, the Company had a working capital surplus, defined as currents assets less current liabilities, of $251.1 million, (December 31, 2020 - $75.7 million) and shareholders' equity of $348.3 million (December 31, 2020 - $115.5 million).

The following is a summary and explanation of our cash flow activities:

For the periods ended June 30	Six months ended
(CAD thousands)	2021	2020
Net cash provided by (used in):
Operating activities	$(30,667)	$(1,241)
Investing activities	(71,777)	471
Financing activities	192,309	6,501
Increase (decrease) in cash	$89,865	$5,731

•	Net cash used in operating activities for the six months ended June 30, 2021 was $30.7 million, compared with $1.2 million in the prior year period. The difference is primarily attributed to digital assets mined not yet converted to fiat currency, totaling of $61.9 million in the current period, partially offset by the impact of sale of digital assets in the prior year period.
•	Cash used in investing activities for the six months ended June 30, 2021 amounted to $71.8 million which was mainly used to purchase and make deposits for mining equipment, versus cash provided by investing activities of $0.5 million in the prior year period.
•	Cash provided by financing activities for the six months ended June 30, 2021 was $192.3 million, consisting of proceeds received from the Offerings completed in January 2021 and June 2021, and proceeds from exercise of warrants and options, partially offset by repayment of the Genesis loan. This compares with net cash used in financing activities of $6.5 million in the prior year, reflecting lesser capital raise activities. Proceeds from the Offering completed on June 15, 2021, has been and will continue to be used to fund equipment purchases and for general corporate purposes.

The Company can access additional liquidity through the issuance of securities, seeking debt facilities and sale of Bitcoin.

The following is a summary of key balance sheet items as at the following period ends:

As at	June 30,	December 31,
(CAD thousands)	2021	2020
Cash	92,681	2,816
Digital assets - held in custody	79,221	75,505
Dgitial assets - lending arrangements	86,859	-
Digital assets - pledged as collateral	-	26,456
Current and long-term deposits and prepaid expenses	68,980	7,451
Total assets	362,658	145,202
Total liabilities	14,317	29,647
Total shareholders' equity	348,341	115,555

•	As of June 30, 2021, the Company had cash on hand of $92.7 million (December 31, 2020 - $2.8 million). The changes in cash are discussed above in the summary of cash flow activities.
•	Total digital assets as of June 30, 2021, had a fair market value of $166.1 million (December 31, 2020 - $102 million) and consists of 3,824 Bitcoin (December 31, 2020 – 2,761 Bitcoin). The increase in digital assets value was due to the increase in Bitcoin price, which was $43,430 as of June 30,2021, compared to $36,925 as of December 31, 2020, as well as our mining activities, where the Company mined 1,092 Bitcoin during the six months ended June 30, 2021. The digital assets balance as of June 30, 2021, includes 2,000 Bitcoin subject to lending arrangements whereas the digital asset balance as of December 31, 2020, included 716 Bitcoin which were pledged as collateral for the borrowing facility with Genesis, which was fully repaid and the Bitcoin collateral released in January 2021. The fair market value of the digital assets loaned as at June 30, 2021 was $86.9 million (December 31, 2020 - $nil). Details of the Bitcoin lending arrangements in place as of June 30, 2021 are described as follows:

HUT 8 MINING CORP.

Management’s Discussion and Analysis Q2-2021
(In Canadian Dollars)

o	On January 6, 2021, the Company announced it had entered into a master lending agreement whereby Hut 8 provided Genesis with a 1,000 Bitcoin unsecured loan with an interest rate of 4% per annum.
o	On May 17, 2021, the Company announced it had entered into a master lending agreement whereby Hut 8 provided Galaxy with a 1,000 Bitcoin loan with an interest rate of 4% per annum. The Company also entered into a revolving credit agreement with Galaxy that provides access to a US$20 million revolving credit facility.
•	Total assets increased primarily due to the increase in cash and digital assets, as described above. In addition, total assets balance was impacted by an increase in the Company’s deposits and prepaid expenses balance, primarily due to $41.8 million in equipment deposits with respect to equipment orders with NVIDIA, MicroBT and Dell, and $15.0 million with respect to a power purchase agreement with Validus.
•	Total liabilities were $14.3 million as of June 30, 2021 (December 31, 2020 - $29.6 million). Included in total liabilities is US$5.5 million drawn on an equipment financing loan with Foundry. The equipment financing loan is for up to US$11.8 million, repayable over 12 months and bearing annual interest at 16.5%. Total liabilities as of December 31, 2020, included $25.5 million associated with a loan payable to Genesis, which was subsequently repaid in 2021.
•	Shareholders’ equity increased from $115.6 million as of December 31, 2020, to $348.3 million as of June 30, 2021, primarily driven by two Offerings completed during the six months ended June 30, 2021, raising total gross proceeds of $192.5 million:
o	On January 13, 2021, the Company closed an Offering. Pursuant to the Offering, the Company issued 15,500,000 common shares and 7,750,000 Offered Warrants, at a price of $5.00 per common share and associated Offered Warrant, for gross proceeds of $77,500,000. The Company also issued 930,000 Broker Warrants. Each Offered Warrant and Broker Warrant entitles the holder to purchase one common share at an exercise price of $6.25 per common share at time for a period of 24 months from the issuance date.
o	On June 15, 2021, the Company closed an Offering. Pursuant to the Offering, the Company issued 23,000,000 common shares and 11,500,000 Offered Warrants, at a price of $5.00 per common share and associated Offered Warrant, for gross proceeds of $115,000,000. The Company also issued 144,000 Broker Warrants. Each Offered Warrant and Broker Warrant entitles the holder to purchase one common share at an exercise price of $6.25 per common share at time for a period of 24 months from the issuance date.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations out of cash and cash equivalents and digital assets. The Company has a planning and budgeting process to help determine the funds required to support the Company’s normal spending requirements on an ongoing basis and its expansionary plans.

RELATED PARTY TRANSACTIONS

See the unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2021, for related-party transactions with respect to share issuances.

During the quarter ended June 30, 2021, Bitfury, a related party, charged the Company $88,600 (2020 - $1,933,203) in costs related to site operations monitoring. As of June 30, 2021, $Nil (2020 - $Nil) was owed to Bitfury. These transactions were made on terms equivalent to those that prevail in arm’s length transactions. As of July 2, 2021, the IRA with Bitfury was terminated and an arm’s-length relationship was established with Bitfury.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

HUT 8 MINING CORP.

Management’s Discussion and Analysis Q2-2021
(In Canadian Dollars)

RESPONSES TO THE COVID-19 PANDEMIC

At Hut 8, our top priority has always been the health and safety of our employees, contractors and the communities in which we operate. After the World Health Organization declared COVID-19 a pandemic on March 11, 2020, we activated our safety protocols and crisis response plans in our facilities and offices in Alberta and Ontario and implemented preventive measures including restricting business travel and transitioning our corporate and local offices to work from home. While the transition to work from home caused some delays in preparing and processing accounting and administrative records, it did not impact continuity of our operations. We implemented screening procedures and visitor restrictions at each of our facilities and provided our employees with guidance regarding social distancing and routine temperature checks to ensure a safe environment for operations.

We continued to manage COVID-19 protocols through the second quarter of 2021, as the pandemic has continued to present significant challenges to social and economic infrastructure worldwide. We have extended our mandates on social distancing, use of masks and appropriate testing of staff.

As of August 11, 2021, our facilities and operations in Alberta, as well as our head office in Toronto have not been significantly impacted by COVID-19 and are operating without major issues. Given the unpredictable nature of the situation, no guarantee can be made that COVID-19 will not impact our operations in the future and we continue to closely monitor events and actions taken by local governments in the jurisdictions in which we operate, including those affecting our vendors, to determine their potential impact and any additional actions required to ensure our operations continue without major disruption.

INDUSTRY OVERVIEW

Bitcoin

Bitcoin is a digital currency that enables peer-to-peer transactions globally over the internet. Bitcoin is independent of any central authority, such as a bank or government. Instead, Bitcoin is governed by a preprogrammed algorithm called Secure Hash Algorithm 256 (SHA-256) that is backed by millions of computers across the world called “miners”. Bitcoin miners record transactions and check their authenticity. While fiat currencies are controlled by central banks and governments, Bitcoin miners are spread out across the world and store transactions on the Bitcoin blockchain (described further below) which is a digital public ledger that can be accessed by anyone. This global and transparent system is referred to as “decentralized control” as the management of Bitcoin does not have a central point of failure or attack.

Unlike fiat currencies, which have an unlimited supply which is controlled by governments and central banks, the supply of Bitcoin is controlled by the SHA-256 to keep its availability scarce and total supply fixed. To date, approximately 18.8 million Bitcoin exist and only 21 million Bitcoin will ever exist. It is expected that all Bitcoin will be mined by 2140. Due to the scarcity and computational power required to mine Bitcoin, it is often referred to as “digital gold”.

Blockchain

The Bitcoin blockchain is a cloud-based digital public ledger where Bitcoin transactions are grouped together and represented as a block in a network chain, containing all relevant transaction details. The Bitcoin blockchain is maintained by a community of miners. All transactions on the blockchain are transparent and designed to make it extremely difficult to add, remove or change data without being detected by users.

Bitcoin Mining

Mining is the process of verifying Bitcoin transactions by solving a computationally difficult encrypted code, called a "hash". The hash rate is the number of attempts at solving the encryption code the equipment can process per second. Miners use equipment that produces a high hash rate, as it results in more attempts at solving the encrypted code. The average hash rate for a two-week period determines the network difficulty rate, which is set every two weeks. The network difficulty is a measure of how difficult it is to solve a block. This computational process of decrypting the code through hashing is referred to as proof of work. Bitcoin miners use Application Specific Integrated Circuit (“ASIC”) computing chips to compete with each other to correctly solve the encryption code.

HUT 8 MINING CORP.

Management’s Discussion and Analysis Q2-2021
(In Canadian Dollars)

The power and efficiency of the ASIC chip to produce a high number of hashes is essential to successfully mining. When a miner is successful in solving the code, a block containing transactions is validated and incorporated into the blockchain resulting in an economic incentive payment for the miner in the amount of 6.25 newly minted Bitcoin plus any fee payments attached to the transactions they store in the new block. This incentive payment halves approximately every four years, the most recent of which was the Halving, which occurred on May 11, 2020.

When mining Bitcoin, Hut 8 measures the output to process in computer hash rates. For example, one petahash per second (PH/s) processes one quadrillion hashes per second that constantly attempts to solve the Bitcoin cryptology code and receive the Bitcoin incentive payment.

Bitcoin Outlook

Despite historical price volatility, Management still believes that Bitcoin represents a digital storage of value and the future of global digital money. Our conviction in the use of Bitcoin as a digital store of value and international payment settlement system remains strong.

RISKS AND UNCERTAINTIES

The Company’s activities expose it to a variety of financial, credit and liquidity risks. The risk factors described in the Company’s annual MD&A for the year ended December 31, 2020, and AIF dated March 25, 2021, are considered by management to be the most important in the context of our business and should be read in conjunction with the risks and uncertainties discussed throughout this MD&A. Additional risks and uncertainties not previously known to the Company, or that the Company currently deems immaterial, may also impact our operations and financial results; the risk factors included in the AIF are not inclusive of all the risks and uncertainties that we may be subject to and other risks may apply. Other than as disclosed in this MD&A, there have been no material changes to the risk factors described in the Company’s annual MD&A for the year ended December 31, 2020, and AIF dated March 25, 2021.

The Company believes that it has undertaken prudent measures, policies, practices and procedures to manage such risk factors but there can be no assurance that such risks will not impact the Company’s financial condition in the future.

Custody of Bitcoin

For the protection of its Bitcoin on behalf of shareholders, Hut 8 does not self-custody its Bitcoin. BitGo Trust Company, Inc. (“BitGo Trust”) provides custodial services to the Company without the use of sub-custodians. BitGo Trust is a US-based South Dakota state-chartered trust company that is authorized under Chapter 51A-6A-29, of the South Dakota Codified Law, as enforced by the Division of Banking, to provide certain custodial services, and is a “Qualified Custodian” under the Investment Advisors Act of 1940, 17 CFR 275.206(4)-2(d)(6)(i). BitGo Trust currently has in excess of $27 billion in cryptocurrencies under its qualified custody. Hut 8 has in place internal controls and processes with respect to the storage and transfer of Bitcoin which include multiple layers of approvals. The Company does not detail this internal control process due to confidentiality and security concerns.

In addition to providing fiat currency (US Dollar) yield to the Company, the Bitcoin lending arrangement with Genesis also serves to diversify Hut 8’s counterparty risk associated with Bitcoin custody. Hut 8 continues to explore new ways to enhance the custody of its Bitcoin and improve security for shareholders.

HUT 8 MINING CORP.

Management’s Discussion and Analysis Q2-2021
(In Canadian Dollars)

Volatility in the trading price of our publicly traded securities

The trading price of our common shares, warrants, and other public securities (if any) are subject to volatility due to market conditions and other factors and cannot be predicted. Investment in these securities are inherently risky and the holders of these securities may not be able to sell their securities at or above the price at which they purchased such securities due to trading price fluctuations in the capital markets. Trading price could fluctuate significantly in response to factors that are both related and unrelated to our operating performance and/or future prospects, and past performance is not indicative of future performance.

Supply chain disruption

The Company purchases specialized mining and infrastructure equipment in the normal course of business, much of which is delivered from China. Disruption to the Company’s supply chain could delay delivery of equipment orders, having a negative impact on financial and operating results. Global supply chains remain disrupted, directly and indirectly, as a result of COVID-19 and other factors outside of the Company’s control. The Company takes steps to mitigate supply chain risks, including transacting primarily with suppliers with which the Company has a favourable history of performance.

FINANCIAL INSTRUMENTS

The Company's financial assets include cash, trade receivables, and other assets. The Company’s financial liabilities include accounts payable, accrued liabilities, lease liabilities and long-term debt. The Company’s financial instruments expose it primarily to credit, liquidity, foreign currency and concentration risks. Refer to Note 12 of the audited consolidated financial statements for the year ended December 31, 2020 and Note 12 of the unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2021, for a description of the Company’s financial instruments, risks and fair value measurement.

ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

The Company prepares its consolidated financial statements in accordance with IFRS. The timely preparation of the consolidated financial statements requires that management make estimates and use judgment regarding the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period. Such estimates primarily relate to unsettled transactions and events as at the date of the consolidated financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

For further reference on accounting policies, including new and revised standards issued by the IASB and judgments and estimates, see our significant accounting policies contained in Note 2 and Note 3 the audited consolidated financial statements for the year ended December 31, 2020.

Certain comparative figures have been restated where necessary to conform with current period presentation.

Change in classification

The Company is required to make judgments as to the application of IFRS and the selection of its accounting policies. As IFRS does not currently provide specific guidance to many aspects of the digital asset industry, management must regularly review its judgements. During the quarter ended June 30, 2021, Management performed a review of lending arrangements associated with its digital asset holdings and concluded a change in classification of the digital assets associated with these lending arrangements would result in more reliable and relevant information in accordance with IFRS. The result is a change in classification from loan receivable, as reported as at March 31, 2021, to intangible assets. This change in classification is applied prospectively. The borrow fee income earned from these lending arrangements have also been reclassified from revenue to finance income on the consolidated statements of operations.

HUT 8 MINING CORP.

Management’s Discussion and Analysis Q2-2021
(In Canadian Dollars)

Change in estimates

During the quarter ended June 30, 2021, Management performed an operational efficiency review of its mining equipment, which resulted in changes in the expected useful life of its Infrastructure assets. Previously estimated with a 4-year useful life, the infrastructure assets are now estimated to have a useful life of 10 years from the date put into service. The result is a change in estimate and applied prospectively.

CAPITAL MANAGEMENT

The Company’s capital currently consists of Common Shares. The Company’s capital management objectives are to safeguard its ability to continue as a going concern and to have sufficient capital to be able to identify, evaluate and then acquire an interest in a business or assets. The Company does not have any externally imposed capital requirements to which it is subject. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares.

To best position the Company for continued execution of its growth strategy, on April 7, 2021, the Company filed and obtained a receipt for its final short form Base Shelf Prospectus for $500 million with the securities regulatory authorities in each of the provinces and territories of Canada. It also filed a corresponding amended shelf registration statement with the SEC on Form F-10 under the U.S./Canada Multijurisdictional Disclosure System. The filings allow the Company to qualify the distribution by way of prospectus of up to $500 million of common shares, debt securities, subscription receipts, warrants and units, or any combination thereof during the 25-month period that the Base Shelf Prospectus remains effective.

SHARE CAPITAL

As of the date of this MD&A, the Company has issued, and outstanding share capital composed of 143,581,237 Common Shares, 546,667 stock options, 21,223,577 warrants, 2,890,000 restricted share units, and 251,419 deferred share units.

Additional information and other publicly filed documents relating to the Company are available through SEDAR, which can be accessed at www.sedar.com.

MANAGEMENT’S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Company. The DC&P provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer of the Company. The ICFR have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

No changes were made in the Company’ design of internal controls over financial reporting during the fiscal quarter ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Due to inherent limitations in all controls systems, a control system can provide only reasonable, not absolute assurance, that the objective of the control system is met and may not prevent or detect misstatements or instances of fraud. Management’s estimates may be incorrect, or assumptions about future events may be incorrect, resulting in varying results. Additionally, controls may be circumvented by the unauthorized acts of individuals, by collusion of two or more people or by management override.

HUT 8 MINING CORP.

Management’s Discussion and Analysis Q2-2021
(In Canadian Dollars)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains certain forward-looking information and forward-looking statements within the meaning of Canadian securities laws and United States securities laws, respectively (collectively referred to herein as “forward-looking statements”). All information, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s businesses, operations, plans and other such matters is forward-looking information.. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. Such risks include, without limitation, credit risks; fluctuating interest rates; the Company not being able to meet its financial obligation as they become due; changes in foreign exchange rates; disruptions to the Company’s supply chain; concentration of exposures within the same category; fluctuation in the price of Bitcoin and the speculative nature of Bitcoin; the security of Bitcoin networks; and the Company's dependence on the price of Bitcoin. For a complete list of the factors that could affect the Company, please make reference to those risk factors referenced in "Risk Factors" of the Annual Information Form of the Company dated March 25, 2021. Readers are cautioned that such risk factors, uncertainties and other factors are not exhaustive. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. Specifically, this MD&A includes, but is not limited to, forward-looking statements regarding: the Company’s ability to meet its working capital needs at the current level for the next twelve-month period; management’s outlook regarding future trends; sensitivity analysis on financial instruments, which may vary from amounts disclosed; and general business and economic conditions.

All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly, or otherwise revise, any forward-looking statements, whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.